Exhibit (b)(4)

Highbridge/Zwirn Special Opportunities Fund, L.P.

9 West 57th Street, 27th Floor

New York, New York 10019

October 28, 2003

Melita International, Inc.

c/o Mr. Prescott Ashe

      Mr. Rajeev Amara

Golden Gate Capital

One Embarcadero Center #3300

San Francisco, California 94111

Re:        Financing Commitment

Dear Mr. Ashe and Mr. Amara:

Melita International, Inc. (the “Company”) has advised Highbridge/Zwirn Special Opportunities Fund, L.P. (the “Lender”) that it has established Bach Merger Sub, Inc. (“Bach”) to acquire (the “Acquisition”) Concerto Software, Inc. (“Concerto”). The Acquisition will be accomplished by a going private, cash merger (the “Merger”, together with the Acquisition, collectively, the “Transaction”) of Bach with and into Concerto with Concerto as the surviving entity in the Merger. Immediately after the consummation of the Merger, Concerto will be a wholly-owned subsidiary of the Company. In connection with the Transaction, the Company will require financing, together with the proposed $33 million credit facility for which Wells Fargo Foothill, Inc. (“Foothill”) will act as agent (the “Foothill Financing Facility”), to (i) fund a portion of the cash consideration for the Merger, (ii) pay the costs, fees and expenses related to consummation of the Transaction, and (iii) provide for the ongoing working capital and capital expenditure needs of the Company and its subsidiaries. For purposes of this commitment letter, “Borrower” shall mean, collectively, the Company and each of its subsidiaries, including, upon consummation of the Merger, Concerto and each of its subsidiaries (subject to such exclusions with respect to foreign subsidiaries of the Company as the Lender (in its sole discretion exercised reasonably) may agree).

The Lender is pleased to advise you that the Lender hereby commits to provide the Borrower with a term loan (the “Term Loan B”) in the original principal amount of $30 million (the “Term Loan B Financing Facility”), substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). The obligations of the Borrower under the Term Loan B Financing Facility will be guaranteed by Melita International, Ltd., a Cayman Islands company (the “Parent”) and each of its subsidiaries that are not a Borrower (subject to such exclusions with respect to foreign subsidiaries of the Parent as the Lender (in its sole discretion exercised reasonably) may agree) and secured by (x) a first priority lien on, and security interest in, substantially all assets of the Parent and its subsidiaries and (y) a pledge of the capital stock of the Parent and each of its subsidiaries

Melita International, Inc.

October 28, 2003

(subject to such exclusions with respect to foreign subsidiaries of the Parent as the Lender (in its sole discretion exercised reasonably) may agree). In addition, the obligation of the Lender to provide the Term Loan B Financing Facility will be subject to the closing of the Foothill Financing Facility, it being understood that the definitive loan documentation for the Foothill Financing Facility will also include the Term Loan B Financing Facility.

The Company acknowledges that the Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Term Loan B Financing Facility. The loan documentation for the Term Loan B Financing Facility will include, in addition to the provisions that are summarized in this letter and the Term Sheet, provisions that, in the reasonable opinion of the Lender, are customary or typical for this type of financing transaction and other provisions that the Lender reasonably requires in the context of the proposed transaction (it being understood that the definitive loan documentation for the Foothill Financing Facility will also include the Term Loan B Financing Facility).

By its execution hereof and its acceptance of the terms herein, the Company agrees to indemnify and hold harmless the Lender and each of its assignees, its affiliates and its directors, members, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this letter or the extension of the Term Loan B Financing Facility contemplated by this letter or from the Transaction, or in any way arise from any use or intended use of this letter or the proceeds of the Term Loan B Financing Facility contemplated by this letter, and the Company agrees to reimburse each Indemnified Party for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. In the event of any litigation or dispute involving this letter or the Term Loan B Financing Facility, neither party hereto shall be responsible or liable to the other party hereto or to any other person for any special, indirect, consequential, incidental or punitive damages. In addition, the Company agrees to pay to the Lender, within 30 days of receipt by the Company of invoice therefor, all reasonable out-of-pocket fees and expenses (the “Expenses”) incurred by or on behalf of the Lender in connection with the negotiation, preparation, execution and delivery of this letter, the Term Sheet and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable fees and expenses of counsel to the Lender in connection with any due diligence, collateral reviews, valuations, appraisals, field examinations and any syndication of the Term Loan B Financing Facility. The Lender agrees to provide to the Company from time to time, upon the Company’s request (but not more frequently than monthly), a statement of all Expenses incurred by the Lender in connection with the Term Loan B Facility during the period

Melita International, Inc.

October 28, 2003

covered by such statement and an estimate of all Expenses anticipated to be incurred by the Lender in connection with the Term Loan B Facility during the following one month period. The obligations of the Company under this paragraph shall remain effective notwithstanding any expiration or termination of this letter, but shall be superseded by definitive documentation under an executed loan agreement.

The Company agrees that the Company and the Borrowers shall pay to the Lender the fees in the amounts and in the manner set forth in the letter agreement delivered in connection herewith (the “Commitment Side Letter”). The terms and conditions of the Commitment Side Letter set forth therein are incorporated herein by reference.

The Lender’s commitment to provide the Term Loan B Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan documentation in form and substance satisfactory to the Lender, the Borrower and their respective counsel, (ii) the satisfaction of the Lender that at all times prior to and including the date on which the transactions referred to hereunder close that there has not occurred or become known to the Lender any material adverse change with respect to the financial condition, business, operations, assets or liabilities of either (A) the Parent and its subsidiaries and Concerto and its subsidiaries, taken as a whole, or (B) Concerto and its subsidiaries, taken as a whole, in each case, as determined by the Lender in its sole discretion exercised reasonably (a “Material Adverse Change”), (iii) the absence of any material disruption or general adverse developments in the financial markets, as determined by the Lender in its sole discretion exercised reasonably, (iv) the absence of any material adverse changes in governmental regulations or policies affecting the Company and its subsidiaries or Concerto and its subsidiaries, or the Transaction, as determined by the Lender in its sole discretion exercised reasonably, and (v) such other customary conditions as set forth in the Term Sheet. If at any time the Lender shall determine (in its sole discretion exercised reasonably) that (A) the Borrower or the Company will be unable to fulfill any condition set forth in this letter or in the Term Sheet or (B) any of the conditions set forth in clauses (i) through (v) of this paragraph has not been satisfied or (C) any Material Adverse Change has occurred, the Lender may terminate this letter by giving notice thereof to the Company (subject to the obligation of the Company to pay all fees, costs, expenses and other payment obligations expressly assumed by the Company hereunder, which shall survive the termination of this letter).

The Company represents and warrants that (i) all written information and other written materials concerning the Company, Concerto or any of their respective subsidiaries, or the Transaction (collectively, the “Information”), which has been, or is hereafter, delivered by, or on behalf of the Company, Concerto or any of their respective subsidiaries is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a

Melita International, Inc.

October 28, 2003

material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Company to be reasonable and (B) information believed by the Company to have been accurate based upon the information available to the Company at the time such projections were furnished to the Lender. The Lender acknowledges that such projections are not a guarantee of future performance and that actual performance may differ from such projections.

During the effectiveness of any commitment contained in this letter agreement, the Company hereby agrees to work exclusively with the Lender to accomplish the financing contemplated hereunder, and agrees that it shall not engage in substantive discussions with another lender regarding an alternative financing to the Term Loan B Financing Facility, shall not provide any deposit to any other lender in connection therewith, will not solicit or accept a proposal or commitment from another lender in connection therewith and will not otherwise permit or encourage another person to solicit a financing proposal or conduct due diligence in connection therewith.

This letter is delivered to the Company upon the condition that, until the date of the closing of the Term Loan B Financing Facility, neither the existence of this commitment letter, the Term Sheet or the Commitment Side Letter, nor any of their contents, shall be disclosed by the Company or any of its subsidiaries, except as may be compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and “need to know” basis, solely to (i) the directors, officers, employees, advisors and agents of the Company or Concerto and (ii) Foothill and the other prospective lenders under the Foothill Financing Facility. In addition, the Company agrees that it will (x) consult with the Lender prior to the making of any filing in which reference is made to the Lender or the commitment contained herein, and (y) obtain the prior approval of the Lender before releasing any public announcement in which reference is made to the Lender or to the commitment contained herein. Notwithstanding the foregoing, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Term Loan B Financing Facility, and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. This authorization is not intended to permit disclosure of any other information, including, without limitation, (i) any portion of any materials to the extent not related to the tax treatment or tax structure of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the tax treatment or tax structure of the transaction), or (v) any other term or detail not relevant to the tax treatment or tax structure of the transaction. The Company acknowledges that the Lender and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that the Lender and its affiliates will have no obligation to provide to the Company or any of its affiliates any confidential information obtained from such other companies.

Melita International, Inc.

October 28, 2003

This letter shall expire, unless otherwise agreed by the Lender in writing, at 5:00 p.m. (New York City time) on October 29, 2003, unless prior thereto the Lender has received a copy of this letter and the Commitment Side Letter, signed by the Company accepting the terms and conditions of this letter, the Term Sheet and the Commitment Side Letter. The commitment by the Lender to provide the Term Loan B Financing Facility shall expire at 5:00 p.m. (New York City time) on March 15, 2004, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied or waived in writing by the Lender (it being understood that the Company’s obligation to pay all amounts in respect of indemnification, Expenses and the fees set forth in the Commitment Side Letter shall survive the expiration or termination of this letter, but shall be superseded by definitive documentation under an executed loan agreement).

The Lender and the Company hereby acknowledge and agree that, upon the Company’s acceptance of this letter, the Term Sheet and the Commitment Side Letter, the commitment letter, dated October 6, 2003 (the “Original Commitment Letter”), from the Lender to the Company, shall automatically, and without any further action by any party, be terminated and of no force or effect.

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter and the Commitment Side Letter to the Lender.

Melita International, Inc.

October 28, 2003

This letter, including the attached Term Sheet and the Commitment Side Letter (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto (including, without limitation, the Original Commitment Letter), (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this letter or the Commitment Side Letter by telefacsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart thereof. If this letter or the Commitment Side Letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This letter and the Commitment Side Letter may be amended, modified or waived only in a writing signed by the Company and the Lender.

Very truly yours,

HIGHBRIDGE/ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

By:
Name:
Title:

Agreed and accepted on this 28th day of October 2003:

MELITA INTERNATIONAL, INC.

By:
Name:
Title:

EXHIBIT A

MELITA INTERNATIONAL, INC.

Outline of Terms and Conditions for Term Loan B Financing Facility

This Outline of Terms and Conditions is part of the Commitment Letter, dated October 28, 2003 (the “Commitment Letter”), addressed to Melita International, Inc. (the “Company”) by Highbridge/Zwirn Special Opportunities Fund, L.P. (the “Lender”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWER:	The Company and each of its wholly-owned subsidiaries, subject to such exclusions with respect to foreign subsidiaries of the Company as the Lender (in its sole discretion exercised reasonably) may agree.

GUARANTORS:	The Parent and all subsidiaries of the Parent that are not a Borrower (together with the Borrower, each a “Loan Party” and collectively, the “Loan Parties”), subject to such exclusions with respect to foreign subsidiaries of the Parent as the Lender (in its sole discretion exercised reasonably) may agree.

AGENT:	Highbridge/Zwirn Special Opportunities Fund, L.P. or one of its affiliates.

LENDER:	The Lender and/or its affiliates and designees, to be determined at closing.

TERM LOAN B FINANCING FACILITY:	A term loan in the original principal amount of $30 million (the “Term Loan B”), subject to the following limitations:

The amount funded under the Foothill Financing Facility (including letters of credit) and the Term Loan B may not on the Closing Date or at any time thereafter exceed either (i) the sum of (A) (1) on the Closing Date and for the period from the Closing Date to (but excluding) the six-month anniversary of the Closing Date, 3.45 times the LTM EBITDA of the Borrower and its subsidiaries, (2) for the period from (and including) the six-month anniversary of the Closing Date to (but excluding) the nine-month anniversary of the Closing Date, 3.20 times the LTM EBITDA of the Borrower and its subsidiaries, and (3) at any time on or after the nine-month anniversary of the Closing Date, 2.40 times the LTM EBITDA of the Borrower and its subsidiaries plus (B) the aggregate unrestricted cash and cash equivalents of the Borrower and its subsidiaries or (ii) (A) on the Closing Date, 5.00 times the consolidated maintenance fee revenues of the Borrower and its subsidiaries for the immediately preceding 90 day period and (B) after the Closing

Date, a multiplier to be agreed upon times the consolidated maintenance fee revenues of the Borrower and its subsidiaries for the immediately preceding 90 day period. To the extent that the amount funded under the Foothill Financing Facility (including letters of credit) and the Term Loan B exceed this calculation after the Closing Date, a mandatory prepayment of the Term Loan B would be required (subject to conditions to be agreed upon between Foothill and the Lender) in the amount of such excess.

For purposes of the calculation of the maximum amount funded under the Foothill Financing Agreement (including letters of credit) and the Term Loan B on the Closing Date under clause (i) above, LTM EBITDA will be defined as the sum of (x) the actual EBITDA of Concerto and its subsidiaries for the immediately preceding 12 month period, adjusted for the administrative costs of operating a public company in an amount not to exceed $1.0 million, plus (y) the annualized EBITDA of Melita and its subsidiaires based on the actual EBITDA of Melita and its subsidiaries for the immediately preceding 6 month period.

TERM:	The Term Loan B Financing Facility will have a term of four (4) years (the “Maturity Date”).

AMORTIZATION:	None, subject to the Lender’s satisfaction with the amortization of the term loan under the Foothill Financing Facility.

MANDATORY AND OPTIONAL PREPAYMENT:	Customary mandatory prepayments of the Term Loan B (subject to conditions to be agreed upon between Foothill and the Lender) to be included in definitive loan documentation (e.g., issuance of debt, sale of assets, tax refunds (other than the approximately $1.4 million tax refund anticipated to be received by the Borrower in November 2003), casualty events, etc.).

Amounts repaid under the Term Loan B Financing Facility may not be reborrowed. The Borrower shall be permitted to prepay the Term Loan B in whole or in part at any time.

Any optional prepayment of the Term Loan B prior to the six-month anniversary of the Closing Date shall result in a prepayment fee equal to interest for a six-month period (based on the interest rate applicable for the previous month) on the amount prepaid, provided that such prepayment fee would not apply to prepayments made from cash generated by the Borrower’s operations.

CLOSING DATE:	The first date on which all definitive loan documentation satisfactory to the Lender (the “Loan Documents”) is executed

	by the Loan Parties, Foothill and the Lender, which date shall not be later than March 15, 2004.

COLLATERAL:	All obligations of the Loan Parties to the Lender shall be secured by a perfected, first priority lien on and security interest in substantially all of the now owned and hereafter acquired assets of the Loan Parties, including, but not limited to, accounts receivable, inventory, real property, machinery and equipment, trademarks and tradenames, copyrights, patents and other intellectual property, general intangibles, chattel paper, all shares of all capital stock of the Parent and each of its subsidiaries (subject to such exclusions with respect to foreign subsidiaries of the Parent as the Lender (in its sole discretion exercised reasonably) may agree), and all proceeds thereof, and such other assets, tangible or intangible, as may be required, in Lender’s opinion, to fully secure the Term Loan B Financing Facility (the “Collateral”).

	In addition, to the extent required by the Lender, the Lender shall receive such third party agreements or consents as the Lender may reasonably require.

COLLECTION:	The Borrower would direct all of its domestic customers to remit all payments to deposit accounts some of which would be subject of tri-party agreements among the Borrower, Foothill, and the depositary banks and would be required promptly to remit any payments received by it to these deposit accounts.

INTEREST:	Amounts outstanding under the Term Loan B would bear interest at the Base Rate plus a spread. The Base Rate would be subject to a floor of 4.00%. The spread would initially be 7.25 percentage points. On a quarterly basis, commencing one full quarter after the Closing Date, the spread would be adjusted based on the Leverage Ratio for the prior quarter as follows:

	Leverage Ratio	Percentage Points
	≥ 3.00	7.25
	< 3.00 ≤ 2.50	6.75
	< 2.50 ≤ 1.75	6.25
	< 1.75 ≤ 1.50	5.75
	< 1.50 ≤ 1.25	5.25
	< 1.25 ≤ 1.00	4.75
	< 1.00 ≤ 0.75	4.50
	< 0.75	4.25

For purposes of calculating interest on the Term Loan B, the Leverage Ratio will be defined as the ratio of (i) the result of (A) the amount funded under the Foothill Financing Facility (including letters of credit) and the Term Loan B minus (B) the aggregate unrestricted cash and cash equivalents of the Borrower and its subsidiaries to (ii) the trailing twelve months EBITDA of the Borrower and its subsidiaries.

All interest would be calculated based upon a year of 360 days for actual days elapsed. All interest would accrue from the Closing Date and would be payable monthly in arrears in cash.

The Base Rate refers to the rate of interest announced within Wells Fargo Bank at its principal office in San Francisco as its “prime rate”.

If any Event of Default shall occur and be continuing, interest shall accrue at a rate per annum equal to 3% in excess of the rate of interest otherwise in effect.

INVESTMENT RIGHTS:	The Lender would have the investment rights set forth in the Commitment Side Letter.

FEES:	The Borrower would be required to pay the fees set forth in the Commitment Side Letter.

USE OF PROCEEDS:	The Term Loan B shall be used solely to (i) fund a portion of the cash consideration for the Merger, (ii) pay the costs, fees and expenses related to consummation of the Transaction, and (iii) provide for the ongoing working capital and capital expenditure needs of the Borrower and its subsidiaries.

REPRESENTATIONS AND WARRANTIES:	Usual representations and warranties, including, but not limited to, corporate existence and good standing, capitalization, authority to enter into Transaction, governmental approvals, licenses and permits, non-violation of other material agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, intellectual property, absence of Material Adverse Change, absence of default or unmatured default under the Foothill Financing Facility or the Term Loan B Financing Facility and priority of the Lender’s liens.

COVENANTS:	Usual covenants, including, but not limited to, provision of financial statements, notices of litigation, defaults and unmatured defaults and other information (including, without limitation, ERISA, environmental, SEC), consummation of the Merger, compliance with pension, environmental and other laws, inspection of properties, books and records, reimbursement of expenses in connection with audits and appraisals, maintenance of insurance, limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, indebtedness, operating leases, transactions with affiliates, prepayment of other indebtedness and amendments to material agreements.

The Loan Parties shall not be permitted to have any indebtedness for money borrowed other than (i) the Foothill Financing Facility, (ii) the Term Loan B Financing Facility, and (iii) indebtedness that is subordinate to the Term Loan B Financing Facility in a manner satisfactory in form and substance to the Lender.

Financial covenants to include minimum EBITDA, maximum capital expenditures, maximum leverage ratio, and maximum debt to maintenance fee revenues, which shall be reasonably determined by the Lender.

Financial reporting to include: (i) annual, audited financial statements, (ii) quarterly, internally prepared, financial statements, (iii) monthly, internally prepared, financial statements, (iv) annual projections, including monthly balance sheet, profit and loss and cash flow figures and (v) other reporting (including, without limitation, operating reports) as required by the Lender.

CONDITIONS PRECEDENT:	The obligation of the Lender to make the Term Loan B will be subject to customary conditions precedent including, without limitation, the following special conditions precedent:

	(a)	Completion of the Lender’s legal due diligence (including, but not limited to, a legal counsel review of corporate structure, material agreements, and acquisition agreements), the results of which are to be satisfactory to the Lender and its legal counsel.

	(b)	Completion of updated field audits of the books and records of the Company and Concerto, the results of which are to be reasonably satisfactory to the Lender.

	(c)	UCC, tax lien, and litigation searches (including receipt of UCC searches to reflect the Lender’s first priority security interest in the assets of the Loan Parties (subject to such exclusions with respect to foreign subsidiaries of the Company as the Lender (in its sole discretion exercised reasonably) may agree)), and company background checks, the results of which are satisfactory to the Lender.

	(d)	Customary individual background checks and reference checks of the Loan Parties’ key operating management, the results of which are satisfactory to the Lender.

	(e)	Golden Gate Capital and Oak Investment to invest a minimum of $50.0 million of new cash equity in the Parent, with currently existing equity of Golden Gate Capital and Oak Investment in the Parent to remain invested therein, with evidence of the consummation of same and the terms and conditions of same to be satisfactory to the Lender and its counsel.

	(f)	The Borrower shall have no revolving loans outstanding under the Foothill Financing Facility and aggregate unrestricted cash and cash equivalents (which cash and cash equivalents shall be subject to control agreements in favor of Foothill) of not less than $10.0 million, in each case, at closing, after giving effect to the initial use of proceeds and reserving for accounts payable aged greater than 60 days.

(g)	Legal documentation, including security agreements, control agreements, landlord waivers, pledge agreements, intercreditor agreements, subordination agreements, bailee agreements, source code escrow agreements, financing statements and opinions of counsel to the Loan Parties (collectively, the “Loan Documents”) to be satisfactory to the Lender.

(h)	Receipt of the required amount of Concerto’s shareholder’s approval for the Transaction.

(i)	Receipt of any necessary regulatory approvals for the Transaction, including Hart-Scott-Rodino approval.

(j)	All documents related to the Transaction, and all schedules and exhibits thereto, including, without limitation, the amended and restated articles of incorporation of Concerto, shall be in form and substance reasonably satisfactory to the Lender.

(k)	All conditions precedent to the Merger and to the designation by the Company of a majority of the Board of Directors of Concerto shall have been satisfied to the reasonable satisfaction of the Lender (none of which shall have been waived without the consent of the Lender, which consent shall not be unreasonably withheld by the Lender).

(l)	There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality which relates to the Term Loan B Financing Facility or the Transaction or which, in the opinion of the Lender, has any reasonable likelihood of (i) resulting in a Material Adverse Change or (ii) having a material adverse effect on (A) the ability of the Loan Parties to perform their obligations under the Loan Documents or (B) the ability of the Lender to enforce the Loan Documents.

(m)	The closing of the Foothill Financing Facility shall have occurred, and the Borrower shall have received the proceeds of the term loan under Foothill Financing Facility in the amount of $30,000,000 in conjunction with the Transaction, in each case, on terms satisfactory to the Lender (including an interlender agreement between the Lender and Foothill in form and substance satisfactory to the Lender).

	(n)	No Material Adverse Change.

	(o)	Completion of the Lender’s review of the accounting practices and procedures of the Company and Concerto, the results of which are to be satisfactory to the Lender.

	(p)	Loan origination costs including, without limitation, audit fees, attorneys’ fees, search fees, title fees, documentation and filing fees, shall have been paid by the Borrower.

	(q)	Insurance satisfactory to the Lender; such insurance to include liability insurance for which the Lender will be named as an additional insured and property insurance with respect to the Collateral for which the Lender will be named as loss payee.

	(r)	The Lender shall be satisfied in its reasonable discretion with its review of the Borrower’s monthly and year-to-date financial statements and operating performance through the most recent month-end period prior to the Closing Date, which financial statements and operating performance shall be materially consistent with the Borrower’s business plan and financial projections previously presented to the Lender.

	(s)	The Lender shall be satisfied in its reasonable discretion with its review of the Borrower’s capital structure immediately prior to the Closing Date, which capital structure shall be materially consistent with the Borrower’s business plan previously presented to the Lender.

EVENTS OF DEFAULT:	Customary events of default for loans of this type by the Lender and those additional events of default reasonably deemed appropriate by the Lender for this transaction, including, without limitation, cross-defaults to the Borrower’s other indebtedness.

GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York.

ASSIGNMENTS, PARTICIPATIONS:	The Lender may sell or assign its loans or commitments under the Term Loan B Financing Facility without the consent of the Loan Parties. The Lender shall endeavor to consult with the Borrower prior to assigning any portion of its loans or commitments to any other person (other than in connection with the syndication of the Term Loan B prior to, on or immediately after the Closing Date) and shall furnish written notice of each assignment to the Borrower promptly thereafter, provided that the failure of the Lender to so consult with or furnish written notice to the Borrower shall not effect the Lender’s ability to assign any portion of its loans or commitments. The Lender may also sell participations in its loans and commitments under the Term Loan B Financing Facility without the consent of the Loan Parties.

OUT-OF-POCKET EXPENSES:	All fees, including reasonable legal fees, costs and expenses of counsel to the Lender, and all reasonable out-of-pocket expenses associated with the transaction are to be paid by the Loan Parties.